FOR IMMEDIATE RELEASE
        NOVEMBER 4, 1996

                                           News Media Contact:  Robert C. Fort
                                           (757) 629-2714

        FACED WITH NS COURT CHALLENGE, CONRAIL AND CSX CONSENT TO DELAY DISTRIBUTION OF POISON PILL

        NORFOLK, VA -- Norfolk Southern announced today that, at a hearing before the federal district court in Philadelphia in which Norfolk Southern was seeking a temporary restraining order, the Conrail Board informed the court that both Conrail and CSX had consented to a delay of the Distribution Date of rights under the Conrail poison pill.

             A Norfolk Southern spokesman stated that Faced with our legal action, Conrail and CSX were forced to postpone the triggering of this outrageous lockup device. We remain committed to our superior offer of $100 in cash per share, and believe that this is an important step on the way to giving Conrail shareholders a fair choice.

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